Exhibit 99.3

Innovation, Science and Economic Development Canada
Corporations Canada
Innovation, Sciences et Développement économique Canada
Corporations Canada

Certificate of Arrangement

Canada Business Corporations Act

Certificat d'arrangement

Loi canadienne sur les sociétés par actions

Nomad Royalty Company Ltd.
Redevances Nomad Ltée

Corporate name(s) of CBCA applicants / Dénomination(s) sociale(s) de la ou des sociétés LCSA requérantes

1361852-8

Corporation number(s) / Numéro(s) de la ou des sociétés

I HEREBY CERTIFY that the arrangement set out in the attached articles of arrangement has been effected under section 192 of the *Canada Business Corporations Act*.

JE CERTIFIE que l'arrangement mentionné dans les clauses d'arrangement annexées a pris effet en vertu de l'article 192 de la *Loi canadienne sur les sociétés par actions*.

Hantz Prosper

Director / Directeur

2022-08-15

Date of Arrangement (YYYY-MM-DD)
Date de l'arrangement (AAAA-MM-JJ)

Canada

Innovation, Science and Economic Development Canada
Corporations Canada
Innovation, Sciences et Développement économique Canada
Corporations Canada

Canada Business Corporations Act (CBCA)
FORM 14.1
ARTICLES OF ARRANGEMENT
(Section 192)

1 - Name of the applicant corporation(s)	Corporation number
Nomad Royalty Company Ltd. Redevances Nomad Ltée	1361852-8

2 - Name of the corporation(s) the articles of which are amended, if applicable	Corporation number

3 - Name of the corporation(s) created by amalgamation, if applicable	Corporation number

4 - Name of the dissolved corporation(s), if applicable	Corporation number

5 - Name of the other bodies corporate involved, if applicable	Corporation number or jurisdiction
Sandstorm Gold Ltd.	BC 1146583

6 - In accordance with the order approving the arrangement, the plan of arrangement attached hereto, involving the above named body(ies) corporate, is hereby effected.

In accordance with the plan of arrangement,

☐ a. the articles of the corporation(s) indicated in item 2, are amended,
If the amendment includes a name change, indicate the change below:

☐ b. the following bodies corporate and/or corporations are amalgamated (for CBCA corporations include the corporation number):

☐ c. the corporation(s) indicated in item 4 is(are) liquidated and dissolved:

7 - I hereby certify that I am a director or an authorized officer of one of the applicant corporations.

Signature: [signature]

Print name: Vincent Metcalfe

Note: Misrepresentation constitutes an offence and, on summary conviction, a person is liable to a fine not exceeding $5,000 or to imprisonment for a term not exceeding six months or to both (subsection 250(1) of the CBCA).

ISED-ISDE 3189E (2016/11) Page 1 of 2

August 15, 2022

Canada

SUPERIOR COURT
(commercial division)

CANADA
PROVINCE OF QUEBEC
DISTRICT OF MONTRÉAL

No: 500-11-061211-229

DATE: August 12, 2022

IN THE PRESENCE OF: THE HONOURABLE MICHEL A. PINSONNAULT, J.S.C.

IN THE MATTER OF THE PROPOSED ARRANGEMENT PURSUANT TO SECTION 192 OF THE *CANADA BUSINESS CORPORATIONS ACT*, R.C.S. 1985, c. C-44 AS AMENDED

NOMAD ROYALTY COMPANY LTD.
Applicant
and

SANDSTORM GOLD LTD.

and

THE DIRECTOR APPOINTED PURSUANT TO THE CBCA

Impleaded Parties

FINAL ORDER[1]

---

[1] **ON READING** Nomad Royalty Company Ltd.'s ("**Nomad**" or the "**Applicant**") Application for an Interim and Final Order pursuant to the *Canada Business Corporations Act,* R.C.S. 1985, c. C-44 as amended (the "**CBCA**"), the exhibits,

---

[1] All capitalized terms not otherwise defined herein shall have the meanings ascribed to them in the Circular, which is communicated as Exhibit **P-3** to the Application.

JP1736

500-11-061211-229 PAGE: 2

the sworn statements of Ms. Elif Lévesque dated July 8, 2022 and August 9, 2022, Ms. Winnie Lee dated July 21, 2022 and Mr. Patrick Gauthier dated August 9, 2022 filed in support thereof (the "**Application**") and Nomad's Plan of Argument for the Issuance of a Final Order;

[2] **GIVEN** that this Court is satisfied that the Director appointed pursuant to the CBCA has been duly served with the Application and has confirmed in writing on August 11, 2022 that he would not appear or be heard on the Application (**P-12**);

[3] **GIVEN** the provisions of the CBCA;

[4] **GIVEN** the representations of counsel for Nomad and for Sandstorm Gold Ltd. (the "**Purchaser**");

[5] **GIVEN** the Order rendered by this Court on July 11, 2022 (the "**Interim Order**");

[6] **GIVEN** that this Court has considered and is satisfied that the Arrangement (as defined hereinafter) conforms with the requirements of the CBCA, has a valid business purpose, resolves in a fair and balanced way the objections of those whose legal rights are being arranged, and is substantively and procedurally fair and reasonable;

[7] **GIVEN** that all the holders of (i) Nomad Shares (the "**Shareholders**"), (ii) the Nomad Options (the "**Optionholders**"), (iii) the holders of Nomad Warrants (the "**Warrantholders**"), (iv) the holders of Nomad DSUs, Nomad RSUs and Nomad PSUs (collectively the "**Unitholders**" and collectively, with the Shareholders, the Optionholders and the Warrantholders, the "**Securityholders**") and the Purchaser be deemed parties, as Impleaded Parties, to the present proceedings and be bound by the terms of the present Order;

FOR THESE REASONS, THE COURT:

[8] **GRANTS** the Final Order sought in the Application;

[9] **DECLARES** that service of the Application has been made in accordance with the Interim Order, is valid and sufficient, and amounts to valid service of same;

[10] **DECLARES** that the terms and conditions of the arrangement (the "**Arrangement**"), as more particularly described in the Plan of Arrangement attached to this Order as **Appendix "A"** (the "**Plan of Arrangement**"), have been duly adopted in accordance with the Interim Order;

[11] **DECLARES** that the Arrangement conforms with the requirements of the CBCA, has a valid business purpose, resolves in a fair and balanced way the objections of those whose legal rights are being arranged, and is substantively and

500-11-061211-229 PAGE: 3

procedurally fair and reasonable;

[12] **DECLARES** that the Arrangement as contemplated in the Plan of Arrangement is hereby approved and ratified and **ORDERS** that the Arrangement, as it may be amended in accordance with the Interim Order, shall take effect in accordance with the terms of the Plan of Arrangement on the Effective Date, as defined therein;

[13] **DECLARES** that the Court has been advised that this Final Order approving the transaction will serve as a basis of a claim to an exemption, pursuant to section 3(a)(10) of the *United States Securities Act of 1933*, as amended, from the registration requirements otherwise imposed by that act, with respect to the issuance and distribution of certain securities set forth in the Plan of Arrangement, and for such purposes **DECLARES** that the terms and conditions of the Arrangement, including the exchange of securities as contemplated by the Plan of Arrangement, are substantively and procedurally fair and reasonable to the Securityholders;

[14] **ORDERS** provisional execution of this Final Order notwithstanding any appeal therefrom and without the necessity of furnishing any security;

[15] **DECLARES** that this Court shall remain seized of this matter to resolve any difficulty which may arise in relation to, or in connection with the implementation of the Arrangement;

[16] **THE WHOLE** without costs.

Digitally signed by Michel A. Pinsonnault
Date: 2022.08.12 10:28:21 -04'00'

j.c.s.

MICHEL A. PINSONNAULT, J.S.C.

Mtre Brandon Farber
Mtre Sébastien Bellefleur
Fasken Martineau DuMoulin LLP
Attorneys for Nomad Royalty Company Ltd.

Mr. John M. Picone
Ms. Andrea Gorys
Cassels Brock & Blackwell LLP
Attorneys for Sandstorm Gold Ltd.

Date of hearing: August 12, 2022

APPENDIX A

PLAN OF ARRANGEMENT

PLAN OF ARRANGEMENT

PLAN OF ARRANGEMENT UNDER SECTION 192
OF THE CANADA BUSINESS CORPORATIONS ACT

ARTICLE 1
DEFINITIONS AND INTERPRETATION

1.1	Definitions

In this Plan of Arrangement, unless the context otherwise requires, the following terms shall have the respective meanings set out below and grammatical variations of such terms shall have corresponding meanings:

"affiliate• has the meaning ascribed thereto under the Securities Act (Quebec);

"Arrangement" means the arrangement of the Company under Section 192 of the CBCA on the terms and subject to the conditions set forth in this Plan of Arrangement, subject to any amendments or variations thereto made in accordance with the terms of the Arrangement Agreement and this Plan of Arrangement or made at the direction of the Court in the Final Order with the prior written consent of the Purchaser and the Company, each acting reasonably;

"Arrangement Agreement” means the arrangement agreement dated May 1, 2022 between Company and the Purchaser to which this Plan of Arrangement is attached as Schedule A, together with the Schedules attached thereto, as the same may be amended, supplemented, restated or otherwise modified from time to time in accordance with the terms of thereof;

"Arrangement Resolution• means the special resolution to be considered and, if thought fit, passed by the Nomad Shareholders at the Nomad Meeting to approve the Arrangement, to be substantially in the form and content of Schedule B to the Arrangement Agreement;

"Articles of Arrangement• means the articles of arrangement of the Company in respect of the Arrangement to be filed with the Director in compliance with the CBCA after the Final Order is made, which shall include this Plan of Arrangement and otherwise be in form and content satisfactory to the Company and the Purchaser, each acting reasonably;

"Business Day" means a day other than a Saturday, a Sunday or any other day on which commercial banking institutions in Montreal, Quebec or Vancouver, British Columbia are authorized or required by applicable Law to be closed;

"CBCA" means the Canada Business Corporations Act;

"Certificate of Arrangement" means the certificate of arrangement to be issued by the Director pursuant to Section 192(7) of the CBCA in respect of the Articles of Arrangement;

"Company'' means Nomad Royalty Company Ltd.,a corporation existing under the federal laws of Canada; "Consideration" means 1.21 Purchaser Shares for each Nomad Share;

"Consideration Shares" means the Purchaser Shares to be issued as Consideration pursuant to the Arrangement;

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"Court" means the Superior Court of Quebec, Commercial Division, located in the City of Montreal or other court as applicable;

"Depositary'' means Computershare Investor Services Inc. or any other trust company, bank or other financial institution agreed to in writing by the Company and the Purchaser forthe purpose of, among other things, exchanging certificates representing Nomad Shares for the Consideration in connection with the Arrangement;

"Director'' means the Director appointed pursuant to Section 260 of the CBCA;

"Dissent Rights" has the meaning specified in Section 5.1;

"Dissenting Nomad Shareholder'' means a registered Nomad Shareholder as of the record date for the Nomad Meeting who has duly and validly exercised the Dissent Rights in respect of all Nomad Shares held by such registered Nomad Shareholder and has not withdrawn or been deemed to have withdrawn such exercise of Dissent Rights;

"Dissent Shares" means Nomad Shares held by a Dissenting Nomad Shareholder and in respect of which the Dissenting Nomad Shareholder has duly and validly exercised Dissent Rights in strict compliance with Article 5 of this Plan of Arrangement;

"Effective Date" means the date shown on the Certificate of Arrangement giving effect to the Arrangement;

"Effective Time" means 12:01 a.m. (Eastern time) on the Effective Date, or such other time as the Purchaser and the Company may agree to in writing before the Effective Date;

"Electing Affiliate" means any Former Nomad Shareholder that: (i) immediately following the Effective Time and solely as a consequence of the Arrangement having been completed,(A) receives Purchaser Shares pursuant to the Plan which result in such Nomad Shareholder and its affiliates holding 10% or more of the issued and outstanding Purchaser Shares or (B) otherwise becomes an "affiliate" of Sandstorm within the meaning of Rule 405 under the U.S. Securities Act; (ii) except where the Nomad Shareholder and its affiliates will hold 10% or more of the issued and outstanding Purchaser Shares immediately following the Effective Time, has provided the Purchaser with evidence reasonably satisfactory to the Purchaser that the preceding condition will be met as of the Effective Time; and (iii) has elected in writing to the Purchaser prior to the Effective Time to become bound by a Registration Rights Agreement;

"Exchange Ratio" means 1.21;

"Final Order" means the order of the Court approving the Arrangement under Section 192 of the CBCA, in form and substance acceptable to the Company and the Purchaser, each acting reasonably, after a hearing upon the procedural and substantive fairness of the terms and conditions of the Arrangement, as such order may be affirmed, amended, modified, supplemented or varied by the Court (with the consent of both the Company and the Purchaser, each acting reasonably) at any time prior to the Effective Date or, if appealed,as affirmed or amended (provided that any such amendment, modification, supplement or variation is acceptable to both the Company and the Purchaser, each acting reasonably) on appeal unless such appeal is withdrawn, abandoned or denied;

"Former Nomad Shareholders" means, at and following the Effective Time, the holders of Nomad Shares immediately prior to the Effective Time;

"Interim Order'' means the interim order of the Court to be issued following the application therefor submitted to the Court pursuant to Section 192 of the CBCA, after being informed of the intention to rely upon the exemption from registration under Section 3(a)(10) of the U.S. Securities Act with respect to the Consideration Shares and Replacement Options issued pursuant to the Arrangement, in form and substance acceptable to the Company and the Purchaser, each acting reasonably, providing for, among other things, the calling and holding of the Nomad Meeting, as such order may be affirmed, amended, modified, supplemented or varied by the Court with the consent of both the Company and the Purchaser, each acting reasonably;

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"Letter of Transmittal" means the letter of transmittal to be delivered by the Company to Nomad Shareholders for use in connection with the Arrangement;

"Nomad DSU Plan" means the deferred share unit plan of the Company effective May 29, 2020; "Nomad DSUs" means the outstanding deferred share units issued under the Nomad DSU Plan;

"Nomad Legacy Option Plan" means the amended and restated stock option plan adopted by Guerrero Ventures Inc. (as the Company then was) on October 28, 2009;

"Nomad Meeting'' means the special meeting of the Nomad Shareholders including any adjournment or postponement thereof, to be called and held in accordance with the Interim Order for the purpose of considering and, if thought fit, approving the Arrangement Resolution;

"Nomad Option In-The-Money Amount'' in respect of a Nomad Option means the amount, if any, by which the total fair market value (determined immediately before the Effective Time) of the Nomad Shares that a holder is entitled to acquire on exercise of such Nomad Option immediately before the Effective Time exceeds the aggregate exercise price to acquire such Nomad Shares;

"Nomad Option Plan" means the stock option plan of the Company effective May 29, 2020;
"Nomad Optionholder'' means a holder of one or more Nomad Options;

"Nomad Options" means stock options to acquire Nomad Shares granted pursuant to or otherwise subject to the Nomad Option Plan or the Nomad Legacy Option Plan;

"Nomad PSUs" means performance share units issued under the Nomad Share Unit Plan; "Nomad RSUs" means restricted share units issued under the Nomad Share Unit Plan;
"Nomad Share Unit Plan" means the share unit plan of the Company effective May 29, 2020;

"Nomad Shareholder'' means a holder of one or more Nomad Shares;

"Nomad Shares" means the common shares without par value in the capital of the Company;

"Nomad Warrants" means collectively, (i) an aggregate of 19,997,118 common share purchase warrants of the Company expiring November 19, 2022; (ii) an aggregate of 2,000,000 common share purchase warrants of the Company expiring May 13, 2024 and (iii) an aggregate of 2,884,616 common share purchase warrants of the Company expiring July 31,2022;

"Plan" or "Plan of Arrangement" means this plan of arrangement proposed under Section 192 of the CBCA, as amended, modified or supplemented from time to time in accordance with the terms hereof and of the Arrangement Agreement, or made at the direction of the Court in the Final Order with the prior written consent of the Company and the Purchaser, each acting reasonably;

"Purchaser'' means Sandstorm Gold Ltd., a corporation incorporated under the laws of the Province of British Columbia;

"Purchaser Shares" means common shares in the capital of the Purchaser;

"Registration Rights Agreement" means the agreement in the form attached to the Nomad circular;

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"Replacement Option" has the meaning set out in Section 3.1(f);

"Replacement Option In-The-Money Amount" in respect ofa Replacement Option means the amount, if any, by which the total fair market value (determined immediately after the Effective Time) of the Purchaser Shares that a holder is entitled to acquire on exercise of the Replacement Option immediately after the Effective Time exceeds the aggregate exercise price to acquire such Purchaser Shares;

"U.S. Exchange Act'' means the United States Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder;

"U.S. Investment Company Act" means the United States Investment Company Act of 1940, as amended;

"U.S. Securities Act" means the United States Securities Act of 1933, as amended and the rules and regulations promulgated thereunder;

"U.S. Securities Laws" means federal and state securities legislation of the United States and all rules, regulations and orders promulgated thereunder;

"Tax Act" means the Income Tax Act (Canada), as amended, and the regulations promulgated thereunder; and ''TSX" means the Toronto Stock Exchange.

Any capitalized terms used but not defined herein shall have the meaning ascribed to such terms in the Arrangement Agreement. In addition, words and phrases used herein and defined in the CBCA and not otherwise defined herein or in the Arrangement Agreement shall have the same meaning herein as in the CBCA unless the context otherwise requires.

1.2	Interpretation Not Affected by Headings, etc.

The division of this Plan of Arrangement into articles, sections, subsections and subparagraphs and the insertion of headings are for convenience of reference only and shall not affect the construction, meaning or interpretation of this Plan of Arrangement. Unless reference is specifically made to some other document or instrument, all references herein to articles, sections, subsections and subparagraphs are to articles, sections, subsections and subparagraphs of this Plan of Arrangement, and use of the terms "herein","hereof' and "hereunder" and similar expressions refer to this Plan of Arrangement and not to any particular article, section or other portion of this Plan of Arrangement.

1.3	Number, Gender and Persons

Unless the context otherwise requires, words importing the singular number shall include the plural and vice versa; words importing any gender shall include all genders; and words importing persons shall include individuals, partnerships, associations, corporations, funds, unincorporated organizations, trusts, estates, trustees, executors, administrators, legal representatives, governments (including any Governmental Authority), regulatory authorities, syndicate or other entities, whether or not having legal status.

1.4	Date for any Action

In the event that the date on which any action is required to be taken hereunder by any of the parties hereto is not a business day in the place where the action is required to be taken, such action shall be required to be taken on the next succeeding day which is a business day in such place.

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1.5	Statutory References

References in this Plan of Arrangement to any statute or sections thereof shall include such statute and all rules and regulations made or promulgated thereunder, as it or they may have been or may from time to time be amended, substituted or re-enacted, unless stated otherwise.

1.6	Currency

In this Plan of Arrangement, unless otherwise stated,all references to sums of money are expressed in lawful money of Canada.

1.7	Governing Law

This Plan of Arrangement shall be governed, including as to validity, interpretation and effect, by the laws of the Province of Quebec and the laws of Canada applicable therein.

1.8	Time

Time shall be of the essence in every matter or action contemplated hereunder. All references to time are to Eastern time.

ARTICLE 2
ARRANGEMENT AGREEMENT

2.1	Arrangement Agreement

This Plan of Arrangement constitutes an Arrangement under Section 192 of the CBCA and is made pursuant to, and is subject to the provisions of, the Arrangement Agreement.

2.2	Effect of the Arrangement

At the Effective Time,this Plan of Arrangement and the Arrangement shall, without any further authorization, act or formality on the part of any person, become effective and be binding upon the Purchaser, the Company, the Depositary, all registered and beneficial holders of Nomad Shares, including Dissenting Nomad Shareholders, all registered and beneficial holders of Nomad Options, Nomad RSUs, Nomad PSUs, Nomad DSUs and Nomad Warrants, the registrar and transfer agent in respect of the Nomad Shares, and all other persons.

The Articles of Arrangement and the Certificate of Arrangement shall be filed and issued, respectively, with respect to this Arrangement in its entirety. The Certificate of Arrangement shall be conclusive evidence that the Arrangement has become effective and that each of the provisions in Section 3.1 has become effective in the sequence and at the times set out therein.

ARTICLE 3
ARRANGEMENT

3.1	The Arrangement

Commencing and effective as at the Effective Time,each of the events set out below shall occur and shall be deemed to occur sequentially in the following order without any further act or formality required on the part of any person, except as otherwise expressly provided herein:

(a)	each Nomad RSU outstanding immediately prior to the Effective Time, whether vested or unvested, shall immediately vest to the fullest extent, and such Nomad RSU shall be deemed to be transferred and disposed of by the holder thereof to the Company (free and clear of all Liens) and cancelled in exchange for a cash payment equal to the value of the Consideration payable for the Nomad Share that would have been issued pursuant to the vesting of such Nomad RSU immediately prior to the Effective Time less any amounts withheld pursuant to Section 4.5 and each such holder's name shall be removed from each applicable register and all agreements relating to the Nomad RSUs shall be terminated and shall be of no further force and effect;

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(b)	each Nomad PSU, whether vested or unvested, shall be deemed to be vested to the fullest extent, and such Nomad PSU shall be deemed to be transferred and disposed of by the holder thereof to the Company (free and clear of all Liens) and cancelled in exchange for a cash payment equal to the value of the Consideration payable for the Nomad Share that would have been issued pursuant to the vesting of such Nomad PSU immediately prior to the Effective Time less any amounts withheld pursuant to Section 4.5 and each such holder's name shall be removed from each applicable register and all agreements relating to the Nomad PSUs shall be terminated and shall be of no further force and effect;

(c)	each Nomad DSU shall, without any further action by or on behalfof the holder thereof, be deemed to be transferred by such holder to the Company in exchange for a cash payment equal to the value of the Consideration payable for a Nomad Share, less any less any amounts withheld pursuant to Section 4.5, and each Nomad DSU shall immediately be cancelled;

(d)	immediately prior to the exchange set forth in Section 3. (e) below, each Dissent Share shall be and shall be deemed to have been transferred by the holder thereof, without any further act or formality on its part, to the Company (free and clear of any liens, charges or encumbrances of any nature whatsoever) and cancelled and the Company shall thereupon be obligated to pay the amount therefor determined and payable in accordance with Article 5, and:

(i)	such Dissenting Nomad Shareholder shall cease to be, and shall be deemed to cease to be, the holder of such Dissent Share and to have any rights as a Nomad Shareholder other than the right to be paid the fair value by the Company for such Dissent Share as set out in Section 5.1 out of reserves established by the Company therefore; and

(ii)	such Dissenting Nomad Shareholder's names shall be, and shall be deemed to be, removed from the register of Nomad Shareholders maintained by or on behalf of the Company;

(e)	each Nomad Share (excluding any Dissent Share) shall be and shall be deemed to be transferred and assigned by the holder thereof,without any further act or formality on its part, to the Purchaser (free and clear of any liens, charges or encumbrances of any nature whatsoever), in exchange for the Consideration, and:

(i)	each holder of such Nomad Shares shall cease to be, and shall be deemed to cease to be, the holder thereof and to have any rights as a Nomad Shareholder other than the right to be paid the Consideration per Nomad Share in accordance with this Plan of Arrangement;

(ii)	the name of each such holder shall be, and shall be deemed to be, removed from the register of Nomad Shareholders maintained by or on behalf of the Company; and

(iii)	the Purchaser shall be deemed to be the transferee of such Nomad Shares (free and clear of any liens, charges or encumbrances of any nature whatsoever) and the register of Nomad Shareholders maintained by or on behalf of the Company shall be, and shall be deemed to be, revised accordingly;

(f)	each Nomad Option outstanding immediately prior to the Effective Time, whether vested or unvested, shall immediately vest to the fullest extent and shall be exchanged for a fully vested option (a "Replacement Option") to purchase from the Purchaser such number of Purchaser Shares (rounded down to the nearest whole number) equal to: (A) the Exchange Ratio, multiplied by (B) the number of Nomad Shares subject to such Nomad Option immediately prior to the Effective Time, at an exercise price per Purchaser Share (rounded up to the nearest whole cent) equal to (M) the exercise price per Nomad Share otherwise purchasable pursuant to such Nomad Option immediately prior to the Effective Time, divided by (N) the Exchange Ratio, exercisable until the earlier of (Y) the date that is 18 (eighteen) months following the Effective Date notwithstanding the termination of the holder of the Replacement Option on or after the Effective Time and (Z) the original expiry date of such Nomad Option. Except as set out above, all other terms and conditions of such Replacement Option, including the conditions to and manner of exercising, will be the same as the Nomad Option so exchanged,and shall be governed by the terms of the Nomad Option Plan or Nomad Legacy Option Plan, as applicable, and any document evidencing a Nomad Option shall thereafter evidence and be deemed to evidence such Replacement Option. It is intended that the provisions of subsection 7(1.4) of the Tax Act apply to any such exchange. Therefore, in the event that the Replacement Option In-The-Money Amount in respect of a Replacement Option exceeds the Nomad Option In-The-Money Amount in respect of the Nomad Option, the exercise price per Purchaser Share of such Replacement Option will be increased accordingly with effect at and from the Effective Time by the minimum amount necessary to ensure that the Replacement Option In-The-Money Amount in respect of the Replacement Option does not exceed the Nomad Option In-The-Money Amount in respect of the Nomad Option;

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(g)	Purchaser shall cause any other transaction, if any, determined by the Parties, acting reasonably, to be made in connection with the Arrangement in accordance with the Arrangement Agreement to be effectuated, including one or more amalgamations of the Company (or any resulting person in any such amalgamation) with one or more wholly owned subsidiaries of Purchaser; and

(h)	each Electing Affiliate and the Purchaser shall be deemed to be and shall be bound by a Registration Rights Agreement and each Registration Rights Agreement shall become effective in accordance with its terms without the need for any further act or formality.

The exchanges and cancellations provided for in this Section 3.1will be deemed to occur on the Effective Date, notwithstanding that certain of the procedures related thereto are not completed until after the Effective Date.

3.2	Nomad Warrants

In accordance with the terms of each of the Nomad Warrants, each holder of a Nomad Warrant shall be entitled to receive (and such holder shall accept) upon the exercise of such holder's Nomad Warrant, in lieu of Nomad Shares to which such holder was theretofore entitled upon such exercise, and for the same aggregate consideration payable therefor, the Consideration which the holder would have been entitled to receive as a result of the transactions contemplated by this Arrangement if, immediately prior to the Effective Date, such holder had been the registered holder of the number of Nomad Shares to which such holder would have been entitled if such holder had exercised such holder's Nomad Warrants immediately prior to the Effective Time. Each Nomad Warrant shall continue to be governed by and be subject to the terms of the applicable Nomad Warrant certificate or indenture, as applicable, subject to any supplemental exercise documents issued by the Purchaser to holders of Nomad Warrants to facilitate the exercise of the Nomad Warrants and the payment of the corresponding portion of the exercise price thereof. Holders of Nomad Warrants will be advised that securities issuable upon the exercise of the Nomad Warrants, if any, will be "restricted securities" within the meaning of Rule 144 under the U.S. Securities Act, and may be issued only pursuant to an effective registration statement or a then available exemption from the registration requirements of the U.S. Securities Act and applicable state securities laws, if any.

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3.3	Adjustments to Consideration

The Consideration payable to a Nomad Shareholder pursuant to Section 3.1(e) will be adjusted to reflect fully the effect of any stock split, reverse stock split, dividend (including any dividend or distribution of securities convertible into Nomad Shares), consolidation, reorganization, recapitalization, subdivision or other like change with respect to Nomad Shares effected in accordance with the terms of the Arrangement Agreement occurring after the date of the Arrangement Agreement and prior to the Effective Time.

3.4	Deemed Fully Paid and Non-Assessable Shares

All Purchaser Shares issued pursuant to this Plan of Arrangement shall be deemed to be validly issued and outstanding as fully paid and non-assessable shares.

ARTICLE 4
CERTIFICATES AND PAYMENTS

4.1	Payment and Delivery of Consideration

(a)	Following receipt of the Final Order and prior to filing of the Articles of Arrangement, the Purchaser shall deliver or cause to be delivered to the Depositary, for the benefit of applicable holders of Nomad Shares, sufficient Purchaser Shares to satisfy the aggregate Consideration payable to the Nomad Shareholders in accordance with Section 3.1, which Purchaser Shares shall be held by the Depositary as agent and nominee for such Former Nomad Shareholders for distribution to such Former Nomad Shareholders in accordance with the provisions of this Article 4.

(b)	Upon surrender to the Depositary for cancellation of a certificate which immediately prior to the Effective Time represented outstanding Nomad Shares, together with a duly completed and executed Letter of Transmittal and any such additional documents and instruments as the Depositary may reasonably require, the Nomad Shareholders represented by such surrendered certificate shall be entitled to receive in exchange therefor, and the Depositary shall deliver to such Former Nomad Shareholder, the Consideration that such Former Nomad Shareholder has the right to receive under this Plan of Arrangement for such Nomad Shares, less any amounts withheld pursuant to Section 4.5, and any certificate so surrendered shall forthwith be cancelled.

(c)	Until surrendered for cancellation as contemplated by Section 4.1(b), each certificate that immediately prior to the Effective Time represented one or more Nomad Shares (other than Dissent Shares or Nomad Shares held by the Purchaser or any of its affiliates) shall be deemed after the Effective Time to represent only the right to receive in exchange therefor the Consideration that the holder of such certificate is entitled to receive in accordance with Section 3.1, less any amounts withheld pursuant to Section 4.5.

(d)	No Nomad Shareholder shall be entitled to receive any consideration with respect to such Nomad Shares other than the Consideration to which such holder is entitled in accordance with Section 3.1 and this Section 4.1 and, for greater certainty, no such holder will be entitled to receive any interest, dividends, premium or other payment in connection therewith.

(e)	Neither the Company nor the Purchaser, or any of their respective successors, will be liable to any person in respect of any Consideration (including any consideration previously held by the Depositary in trust for any such Former Nomad Shareholder) which is forfeited to the Company or the Purchaser or delivered to any public official pursuant to any applicable abandoned property, escheat or similar law.

(f)	After the Effective Time, each certificate formerly representing Nomad Options will be deemed to represent Replacement Options as provided in Section 3.1, provided that upon any transfer of such certificate formerly representing Nomad Options after the Effective Time, the Purchaser shall issue a new certificate representing the relevant Replacement Options and such certificate formerly representing Nomad Options shall be deemed to be cancelled.

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4.2	Lost Certificates

In the event any certificate which immediately prior to the Effective Time represented one or more outstanding Nomad Shares that were transferred pursuant to Section 3.1(e) shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such certificate to be lost, stolen or destroyed, the Depositary will issue in exchange for such lost, stolen or destroyed certificate the Consideration deliverable in accordance with such holder's duly completed and executed Letter of Transmittal. When authorizing such payment or delivery in exchange for any lost, stolen or destroyed certificate, the person to whom such Consideration is to be delivered shall as a condition precedent to the delivery of such Consideration, give a bond satisfactory to the Purchaser and the Depositary (each acting reasonably) in such sum as the Purchaser may direct, or otherwise indemnify the Purchaser and the Company in a manner satisfactory the Purchaser and the Company, each acting reasonably, against any claim that may be made against the Purchaser and the Company with respect to the certificate alleged to have been lost, stolen or destroyed.

4.3	No Fractional Consideration

In no event shall any holder of Nomad Shares be entitled to a fractional Purchaser Share. Where the aggregate number of Purchaser Shares to be issued to a Nomad Shareholder as Consideration under the Arrangement would result in a fraction of a Purchaser Share being issuable, the number of Purchaser Shares to be received by such Nomad Shareholder shall be rounded down to the nearest whole Purchaser Share.

4.4	Post-Effective Time Dividends and Distributions

No dividend or other distribution declared or paid after the Effective Time with respect to Purchaser Shares shall be delivered to the holder of any certificate formerly representing Nomad Shares unless and until the holder of such certificate shall have complied with the provisions of Section 4.1. Subject to applicable law and to Section 4.1 at the time of such compliance,there shall, in addition to the delivery of the Consideration to which such holder is thereby entitled, be delivered to such holder, without interest, the amount of any dividend or other distribution declared or made after the Effective Time with respect to the Purchaser Shares to which such holder is entitled in respect of such holder's Consideration.

4.5	Withholding Rights

The Company, the Purchaser and the Depositary, as applicable, will be entitled to deduct and withhold from any consideration otherwise payable or deliverable to any person under this Plan of Arrangement (including, without limitation, any payments to Dissenting Nomad Shareholders, holders of Nomad PSUs, Nomad RSUs or Nomad DSUs), such amounts as the Company, the Purchaser or the Depositary, as applicable, is required to deduct and withhold, or reasonably believe to be required to deduct and withhold, with respect to such payment or delivery under any provision of any Laws in respect of Taxes. For the purposes hereof, all such withheld amounts shall be treated for all purposes under this Plan of Arrangement as having been paid to the person in respect of which such deduction and withholding was made on account of the obligation to make payment to such person hereunder. To the extent the amount required to be deducted or withheld from any consideration payable or otherwise deliverable to any person hereunder exceeds the amount of cash consideration, if any, otherwise payable to the person as is necessary to provide sufficient funds to enable the Company, which non-cash consideration withheld shall for all purposes be deemed to have been transferred to such person hereunder and sold at such person's direction by the Purchaser or the Depositary, as the case may be, to comply with all deduction or withholding requirements applicable to it. The non-cash consideration withheld shall for all purposes be deemed to have been transferred to such person hereunder and sold at such person's direction by the Company, the Purchaser or the Depositary. The Company, the Purchaser or the Depositary shall notify such person and remit to such person any unapplied balance of the net proceeds of such sale.

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4.6	Extinction of Rights

If any Former Nomad Shareholder fails to deliver to the Depositary the certificates, documents or instruments required to be delivered to the Depositary under Section 4.1 or Section 4.2 in order for such Former Nomad Shareholder to receive the Consideration which such former holder is entitled to receive pursuant to Section 3.1,on or before the sixth anniversary of the Effective Date, on the sixth anniversary of the Effective Date: (a) such former holder will be deemed to have donated and forfeited to the Purchaser or its successor any Consideration held by the Depositary in trust for such former holder to which such former holder is entitled and (b) any certificate representing Nomad Shares formerly held by such former holder will cease to represent a claim of any nature whatsoever and will be deemed to have been surrendered to the Purchaser and will be cancelled. Neither the Company nor the Purchaser, or any of their respective successors, will be liable to any person in respect of any Consideration (including any consideration previously held by the Depositary in trust for any such former holder) which is forfeited to the Company or the Purchaser or delivered to any public official pursuant to any applicable abandoned property, escheat or similar law.

4.7	No Liens

Any exchange or transfer of securities pursuant to this Plan of Arrangement shall be free and clear of any Liens or other claims of third parties of any kind.

4.8	Paramountcy

From and after the Effective Time: (a) this Plan of Arrangement shall take precedence and priority over any and all Nomad Shares, Nomad Options, Nomad RSUs, Nomad PSUs, Nomad DSUs and Nomad Warrants issued prior to the Effective Time; (b) the rights and obligations of the holders of Nomad Shares (other than the Purchaser or any of its affiliates), Nomad Options, Nomad RSUs, Nomad PSUs, Nomad DSUs and Nomad Warrants, the Company, the Purchaser, the Depositary and any transfer agent or other depositary therefor in relation thereto, shall be solely as provided for in this Plan of Arrangement and the Arrangement Agreement; and (c) all actions, causes of action, claims or proceedings (actual or contingent and whether or not previously asserted) based on or in any way relating to any Nomad Shares, Nomad Options, Nomad RSUs, Nomad PSUs, Nomad DSUs or Nomad Warrants shall be deemed to have been settled, compromised, released and determined without liability except as set forth in this Plan of Arrangement.

4.9	Calculations

All calculations and determinations made by the Purchaser, the Company or the Depositary, as applicable, for the purposes of this Plan of Arrangement shall be conclusive, final, and binding.

ARTICLE 5

DISSENTING NOMAD SHAREHOLDERS

5.1	Dissent Rights

(a)	Each registered Nomad Shareholder as of the record date for the Nomad Meeting may exercise rights of dissent with respect to all Nomad Shares held by such Nomad Shareholder as registered holder thereof as of such date in connection with the Arrangement pursuant to and in strict compliance with the procedures set forth in Section 190 of the CBCA, as modified by the Interim Order and this Section 5.1 ("Dissent Rights"), provided that, notwithstanding Section 190(5) of the CBCA, the written objection to the Arrangement Resolution contemplated by Section 190(5) of the CBCA must be received by the Company not later than 5:00 p.m. on the Business Day that is two Business Days before the date of the Nomad Meeting (as it may be adjourned or postponed from time to time) and provided further that any Dissenting Nomad Shareholders who duly exercise such Dissent Rights and who:

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(i)	are ultimately determined to be entitled to be paid fair value from the Company with Company funds for the Dissenting Shares in respect of which they have exercised Dissent Rights, notwithstanding anything to the contrary contained in Part XV of the CBCA, shall be deemed to have irrevocably transferred such Dissent Shares to the Company and cancelled pursuant to Section 3.1(d) in consideration of such fair value solely from reserves established by the Company therefore prior to the Effective Time; or

(ii)	are ultimately not entitled, for any reason, to be paid by the Company the fair value for their Dissent Shares, shall be deemed to have participated in the Arrangement in respect of those Nomad Shares on the same basis as a non-dissenting Nomad Shareholder and shall be entitled to receive only the Consideration from the Purchaser in the same manner as such non-dissenting Nomad Shareholders.

(b)	In no event shall the Purchaser or the Company or any other person be required to recognize a Dissenting Nomad Shareholder as a registered or beneficial owner of Nomad Shares or any interest therein (other than the rights set out in this Section 5.1) at or after the Effective Time, and as at the Effective Time the names of such Dissenting Nomad Shareholders shall be deleted from the central securities register of the Company.

(c)	For greater certainty, in addition to any other restrictions in the Interim Order and under Section 190 of the CBCA, none of the following shall be entitled to exercise Dissent Rights: (i) Nomad Shareholders who vote or have instructed a proxyholder to vote such Nomad Shares in favour of the Arrangement Resolution (but only in respect of such Nomad Shares); and (ii) holders of Nomad Options, Nomad RSUs, Nomad PSUs, Nomad DSUs or Nomad Warrants.

ARTICLE 6
AMENDMENTS

6.1	Amendments

(a)	The Purchaser and the Company reserve the right to amend, modify and/or supplement this Plan of Arrangement at any time and from time to time prior to the Effective Time, provided that any such amendment, modification or supplement must be agreed to in writing by each of the Purchaser and the Company (each acting reasonably) and filed with the Court, and, if made following the Nomad Meeting, then: (i) approved by the Court; and (ii) communicated to the Nomad Shareholders and holders of Nomad Options, Nomad RSUs, Nomad PSUs, Nomad DSUs and Nomad Warrants if and as required by the Court.

(b)	Any amendment, modification or supplement to this Plan of Arrangement, if agreed to by the Purchaser and the Company (each acting reasonably), may be proposed by Purchaser and the Company at any time prior to or at the Nomad Meeting,with or without any other prior notice or communication, and if so proposed and accepted by the persons voting at the Nomad Meeting shall become part of this Plan of Arrangement for all purposes.

(c)	Any amendment, modification or supplement to this Plan of Arrangement that is approved or directed by the Court following the Nomad Meeting will be effective only if: (i) it is agreed to in writing by each of the Purchaser and the Company (each acting reasonably) and (ii) if required by the Court, by some or all of the Nomad Shareholders voting in the manner directed by the Court.

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(d)	Any amendment, modification or supplement to this Plan of Arrangement may be made by the Purchaser and the Company without the approval of or communication to the Court or the Nomad Shareholders and holders of Nomad Options, Nomad RSUs, Nomad PSUs, Nomad DSUs and Nomad Warrants, provided that it concerns a matter which, in the reasonable opinion of the Purchaser and the Company is of an administrative or ministerial nature required to better give effect to the implementation of this Plan of Arrangement and is not adverse to the financial or economic interests of any of the Nomad Shareholders and holders of Nomad Options, Nomad RSUs, Nomad PSUs, Nomad DSUs and Nomad Warrants.

ARTICLE 7
FURTHER ASSURANCES

7.1       Further Assurances

Notwithstanding that the transactions and events set out in this Plan of Arrangement shall occur and shall be deemed to occur in the order set out in this Plan of Arrangement without any further act or formality, each of the Company and the Purchaser shall make, do and execute, or cause to be made, done and executed, all such further acts, deeds, agreements, transfers, assurances, instruments or documents as may reasonably be required by any of them in order to implement this Plan of Arrangement and to further document or evidence any of the transactions or events set out in this Plan of Arrangement.

ARTICLE 8

U.S. SECURITIES LAW EXEMPTION

8.1       U.S. Securities Law Exemptions

Notwithstanding any provision herein to the contrary, the Company and the Purchaser each agree that the Plan of Arrangement will be carried out with the intention that, and they will use their commercially reasonable best efforts to ensure that, all: (a) Consideration Shares issued under the Arrangement will be issued and exchanged in reliance on the exemption from the registration requirements of the U.S. Securities Act as provided by Section 3(a)(10) thereof and applicable state securities laws, and pursuant to the terms, conditions and procedures set forth in the Arrangement Agreement; and (b) Replacement Options to be issued to holders of Nomad Options in exchange for Nomad Options outstanding immediately prior to the Effective Time, pursuant to the Plan of Arrangement, whether in the United States, Canada or any other country, will be issued in reliance on the exemption from the registration requirements of the U.S. Securities Act, as provided by Section 3(a)(10) thereof and applicable state securities laws, and pursuant to the terms, conditions and procedures set forth in the Arrangement Agreement. Nomad Optionholders entitled to receive Replacement Options will be advised that the Replacement Options issued pursuant to the Arrangement have not been registered under the U.S. Securities Act and will be issued by Purchaser in reliance on the exemption from registration under Section 3(a)(10) of the U.S. Securities Act, but that such exemption does not exempt the issuance of securities upon the exercises of such Replacement Options; therefore, the underlying Purchaser Shares issuable upon the exercise of the Replacement Options, if any, cannot be issued in the U.S. or to a person in the U.S. in reliance upon the exemption from registration under Section 3(a)(10) of the U.S. Securities Act and the Replacement Options may only be exercised pursuant to an effective registration statement or pursuant to a then available exemption from the registration requirements of the U.S. Securities Act and applicable state securities laws, if any.

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